FORM 12B-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: AUGUST 31, 1996


[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended: ..............................................

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ...............................................................................
 ...............................................................................

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                        PART I - REGISTRANT INFORMATION

Full name of registrant:                  JENNIFER CONVERTIBLES, INC.

Address of principal                        419 CROSSWAYS PARK DRIVE
  executive office:                         WOODBURY, NEW YORK 11797


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                       PART II - RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         RECENT FILINGS OF THE 1994 AND 1995 10-KS AND QUARTERLY REPORTS LEFT TOO LITTLE TIME TO FILE THE 1996 10-K IN A TIMELY MANNER.

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                          PART IV - OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification


HARLEY J. GREENFIELD                                         (516) 496-1900
 ...............................................................................
       (Name)                                               (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [ ] No

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         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   PLEASE SEE ATTACHED.

                        .................................


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ATTACHMENT
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         Primarily as a result of the closing of unprofitable stores and the
Company's cost cutting measures, net loss was reduced from approximately $12 million in Fiscal 1995 to approximately $6 million for Fiscal 1996. In Fiscal 1996 sales were approximately $106 million as compared to approximately $126 million in Fiscal 1995, primarily due to such store closings.


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                                   SIGNATURE


         Jennifer Convertibles, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 29, 1996                    By: /s/ Harley J. Greenfield
                                               ---------------------------
                                            Name:   Harley J. Greenfield
                                            Title:  Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer


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